

September 21, 2010

Steven B. Engle
Chairman, Chief Executive Officer and President
XOMA Ltd.
2910 Seventh Street
Berkeley, California 94710

>    **Re:    XOMA Ltd.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2009**
>    **Filed March 11, 2010**
>    **Form 10-K/A filed April 30, 2010**
>    **File No. 000-14710**

Dear Mr. Engle:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business, page 1

General

1.  We note your discussion throughout the Business section of various material license and collaboration agreements with third parties.  Please provide draft disclosure to be included in an amended Form 10-K quantifying the total potential milestone payments due under each agreement to the extent not already disclosed, a range of royalties to be paid within a ten percent range, and the duration and termination provisions of each.

Signatures, page 71

2.  We note that your chief executive officer and chief financial officer have signed the Form 10-K on behalf of the registrant and in their own capacities, but it does not appear that the filing has not been signed by your controller or principal accounting

officer in those capacities as required by Form 10-K.  Please ensure that your amendment to the Form 10-K includes the signature of the person acting in such capacity, as required by Instruction D.2(a) of Form 10-K.

Form 10-K/A filed April 30, 2010

Compensation Components, page 5

3. We note your disclosure regarding your long-term incentive program on page 5 of the filing.  Please provide draft disclosure to be included in an amended Form 10-K discussing the actual award made to each named executive officer for the 2009 fiscal year and the conclusions reached by the compensation committee in determining each award.  For instance, you note the factors considered by the committee.  Your disclosure should discuss how each factor was evaluated or measured and how the totality of the factors resulted in the award made to each named executive officer.

4. We note your disclosure regarding the CEO Incentive Compensation Plan and Management Incentive Compensation Plan on pages 5 and 6 of the filing.  Please provide draft disclosure to be included in an amended Form 10-K which discusses the following information:
   - the "discretionary" and "individual" objectives referenced in the first and fifth paragraphs on page 6;
   - the level of achievement of each objective;
   - how such level of achievement translated into the awards made to each named executive officer on an individual basis;
   - the amount of the target incentive compensation pool and how such pool was adjusted at year-end to reflect the company's performance in achieving its corporate objectives; and
   - any other factors considered by the committee that impacted the amount of incentive compensation awarded to the named executive officers.

Compensation Risk Assessment, page 7

5. We note your disclosure in response to Item 402(s) of Regulation S-K on page 7 of the filing.  Please describe the process you undertook to reach your conclusion and provide an analysis supporting your determination that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Employment Contracts and Termination of Employment and Change of Control Arrangements, page 14

6. We note that you have filed a form of employment agreement as Exhibit 10.7 to the filing.  Please also file each named executive officer's executed employment agreement as an exhibit to the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any questions.

Sincerely,


Jeffrey P. Riedler
Assistant Director